UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

OFFSHORE SYSTEMS INTERNATIONAL LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the members of Offshore Systems International Ltd. (the “Company”) will be held at The Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, on Thursday, April 22, 2004 at 10:00 a.m. (Pacific Time) for the following purposes:

1.	To receive the Report of the Directors;

2.	To receive the audited financial statements of the Company for the financial year ended November 30, 2003 and the auditor’s report thereon;

3.	To appoint an auditor for the Company for the ensuing year and to authorize the board of directors to fix the remuneration to be paid to the auditor;

4.	To elect directors for the ensuing year;

5.	To consider and, if deemed advisable, pass an ordinary resolution authorizing and approving the continued existence of the Company’s Shareholders’ Rights Plan; and

6.	To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof.

Accompanying this Notice are an Information Circular, form of Proxy, Supplemental Mailing List Return Card, the Company’s Annual Report, which includes the Message to Shareholders, and other corporate information, the consolidated financial statements for the years ended November 30, 2003 and 2002 with the auditor’s report thereon, and Management’s Discussion & Analysis. The Information Circular contains information relating to the matters to be addressed at the Annual General Meeting.

A member who is entitled to attend and vote at the Annual General Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any members who do not expect to attend the Annual General Meeting in person are requested to complete, sign and date the enclosed form of proxy or other form of proxy and return same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.

DATED at North Vancouver, British Columbia, this 12th day of March, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

Per:	“John A. Jacobson”

JOHN JACOBSON President and Chief Executive Officer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT MARCH 12, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Offshore Systems International Ltd. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the members of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. The term “member” as defined in the Company Act R.S.B.C. 1996 c.62, as amended, means “a subscriber to the memorandum of the company, and includes every other person who agrees to become a member of the company and whose name is entered on its register of members or a branch register of members”. The term “member” shall have that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. In addition, the terms “member” and “shareholder” are used interchangeably herein and in the accompanying proxy materials. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone, e-mail, fax or other means of telecommunication by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are nominees of the Company’s management. A member desiring to appoint some other person (who need not be a member) to represent him or her at the Meeting may do so either by:

(a)	striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy; or

(b)	by completing another proper form of proxy.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or by the Intermediary. If the member is a corporation (other than an Intermediary), its name must be completed in the signature section of the proxy, the proxy must be signed by a duly authorized officer or attorney of the corporation, with either the corporate seal of the corporation affixed thereto or the title of the duly authorized officer completed, and the proxy, at the time of deposit, must be accompanied by a notarially certified true copy of a resolution of the Board of Directors of the said corporation granting such authorization.

To be effective the proxy, together with the power of attorney or other authority, if any, under which it was signed, must be deposited with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Corporate Trust Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting or any adjournment thereof.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time prior to the deadline for depositing proxies as set out above.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 / Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the proxy materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy materials will either:

(a)	Be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contain a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING OF PROXIES

The shares represented by a proxy will be voted for or against a resolution, as appropriate, on any poll requested by a member or proxyholder (provided the instructions are certain), or required by virtue of 5% or more of the outstanding voting shares of the Company being represented by proxies at the Meeting that are to be voted against a matter.

A member or an Intermediary holding shares on behalf of a Non-Registered Holder has the right to appoint a person (who need not be a member) to attend and act on his or her behalf at the Meeting other than the management nominees named in the proxy. If you desire to designate as proxyholder a person other than the nominees of management named in the enclosed form of proxy, you must either strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another valid form of proxy.

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, the Company has 27,054,675 common shares without par value, 30,262 Class “A” Preference shares Series A Convertible and 57,711 Class “B” Series 1 Convertible Preference shares issued and outstanding, for a total of 27,142,648 issued and outstanding shares entitled to vote at the Meeting.

The authorized capital of the Company consists of 300,000,000 shares divided into 100,000,000 common shares without par value, 100,000,000 Class “A” Preference shares without par value issuable in series, of which 10,000,000 shares are designated Class “A” Preference Series A Convertible shares, and 100,000,000 Class “B” Preference shares with a par value of $50 per share issuable in series, of which 10,000,000 are designated Class “B” Series 1 Convertible Preference shares. The holders of common shares, Class “A” Preference Series A Convertible shares and Class “B” Series 1 Convertible Preference shares are entitled to receive a notice of and to attend and vote at any meetings of the members of the Company.

Only members of record at the close of business on March 12, 2004 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each member is entitled to one vote for each common share, Class “A” Preference Series A Convertible share or Class “B” Series 1 Convertible Preference share registered in the member’s name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and at the Meeting.

To the knowledge of the directors and senior officers of the Company no person holds, directly or indirectly, shares carrying more than 10% of the voting rights attached to all classes of voting shares of the Company.

ELECTION OF DIRECTORS

Management of the Company proposes that the number of directors for the ensuing year be fixed at six. Management intends to nominate the persons named in the following table for election as directors of the Company. Each of management’s nominees currently serves as a director of the Company. Mr. Brian Walsh, who also currently serves as a director, has informed the Company that due to other commitments he will not be standing for re-election as a director. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them:

No. of Shares
Name and			Beneficially
Present Position	Principal Occupation	Director	Owned, Controlled
in the Company	for the Past Five Years	Since	or Directed (1)

JOHN A. JACOBSON (3)	President and CEO of the Company	Mar. 19, 1998	415,000
President & Chief Executive	Mar/98 to present
Officer Director
RAYMOND W. JOHNSTON (3)	President of Chamber of Maritime	Nov. 14, 2000	34,000
Chairman & Director	Commerce, Dec/99 to present; C.E.O.,	(and from Dec.
	Canada Steamship Lines, May/92	21, 1994 to
	to June/99	Sept. 28, 1998)
TONY PEZZOTTI (2)(4)	Independent Businessman and formerly	April 26, 1990	553,733
Director	co-owner of PSL Steel Ltd.
HELMUT F. LOBMEIER (2)(3)	Independent Businessman and formerly	April 26, 1990	731,695
Director	co-owner of PSL Steel Ltd.

No. of Shares
Name and			Beneficially
Present Position	Principal Occupation	Director	Owned, Controlled
in the Company	for the Past Five Years	Since	or Directed (1)

CAPT. WALTER P. PURIO (2)(4)	Independent Marine Consultant 2000 to	Jan. 14, 1999	155,000
Director	present; President, P and H Marine
Associates, Inc., 1993 to 2000; Shipmaster
– Oceans, General Dynamics, American
Overseas Marine Corporation, 1985 to
present
PETER W. ROBERTS (2)	Chief Financial Officer and Secretary of	Sept. 11, 2003	0
Director	Sierra Wireless, Inc. Feb/99 to present

(1)	The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)	Member of Audit Committee.

(3)	Member of Executive Committee.

(4)	Member of Compensation Committee.

All of the above persons are ordinarily resident in Canada except Mr. Purio, who is a resident of the United States of America. Pursuant to the Company Act (British Columbia), advance notice of the Meeting was published in The Vancouver Province newspaper on February 25, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular and in accordance with applicable securities regulations:

(a)	“CEO” of the Company means an individual who served as Chief Executive Officer of the company or acted in a similar capacity during the most recently completed financial year;

(b)	“Executive Officer” of the Company for a financial year means an individual who at any time during the year was:

(i)	the Chair of the Company, if that individual performed the functions of the office on a full-time basis;

(ii)	a Vice-Chair of the Company, if that individual performed the functions of the office on a full-time basis;

(iii)	the President of the Company;

(iv)	a Vice-President of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(v)	an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company,

whether or not the individual was also a director of the Company or any of its subsidiaries;

(c)	“Named Executive Officers” means:

(i)	each CEO, despite the amount of compensation of that individual;

(ii)	each of the Company’s four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000; and

(iii)	any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the company at the end of the most recently completed financial year-end.

Summary Compensation Table

The following sets forth compensation for the Company’s Named Executive Officers for the fiscal years indicated:

		Annual Compensation			Long Term Compensation

					Awards		Payout

						Restricted
					Securities Under	Shares or
				Other Annual	Options/	Restricted		All Other
		Salary	Bonus	Compensation	SARs Granted	Share Units	LTIP Payouts	Compensation
Name	Year	($)	($)	($)	(#)	($)	($)	($)

John A. Jacobson	2003	$179,135	$0	$15,231	90,000	Nil	Nil	Nil
President & C.E.O.	2002	$172,115	$70,000	Nil	100,000	Nil	Nil	Nil
	2001	$160,000	$40,000	Nil	Nil	Nil	Nil	Nil
Andrew A. Carniel	2003	$129,135	$0	Nil	67,500	Nil	Nil	Nil
V.P. Business	2002	$122,115	$35,000	Nil	50,000	Nil	Nil	Nil
Development	2001	$120,000	$25,000	Nil	50,000	Nil	Nil	Nil
Kenneth H. Kirkpatrick	2003	$129,135	$0	$15,000	67,500	Nil	Nil	Nil
V.P. Operations	2002	$124,038	$35,000	Nil	50,000	Nil	Nil	Nil
	2001	$70,000 (1)	$15,000	Nil	100,000	Nil	Nil	Nil

(1)	Mr. Kirkpatrick’s employment with the Company commenced on June 4, 2001.

Long-Term Incentive Plans — Awards in Financial Year Ended November 30, 2003

The Company has no long-term incentive plans in place. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Option Grants During the
Financial Year Ended November 30, 2003

The following table sets forth grants of stock options during the 2003 fiscal year to the Named Executive Officers:

					Market Value
					Of Securities
	Securities		% of Total		Underlying
	Under		Options/SARs		Options/SARs
	Options/SARs		Granted to	Exercise or	on the Date
	Granted		Employees in	Base price	of Grant
Name	(#)		Financial Year	($/Security)	($/Security)	Expiration Date

John A. Jacobson	30,000	(1)		$1.01	$1.01	Nov. 30/05
President & C.E.O.	30,000	(2)	6.97%	$1.01	$1.01	Nov. 30/05
	30,000	(3)		$1.01	$1.01	Nov. 30/05
Andrew A. Carniel	22,500	(1)		$1.01	$1.01	Nov. 30/05
V.P. Business Development	22,500	(2)	5.43%	$1.01	$1.01	Nov. 30/05
	22,500	(3)		$1.01	$1.01	Nov. 30/05
Kenneth H. Kirkpatrick	22,500	(1)		$1.01	$1.01	Nov. 30/05
V.P. Operations	22,500	(2)	5.43%	$1.01	$1.01	Nov. 30/05
	22,500	(3)		$1.01	$1.01	Nov. 30/05

(1)	These options vested on December 13, 2003

(2)	These options vest on December 13, 2004

(3)	These options vest on November 30, 2005

Aggregated Option/SAR Exercises During the Financial Year
Ended November 30, 2003 and Financial Year-End Option/SAR Values

Value of
Unexercised
			Unexercised	in-the-money
	Securities	Aggregate	Options/SARs at	Options/SARs at
	Acquired	Value	FY-End (#)	FY-End ($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

John A. Jacobson	200,000	152,000	96,666 exercisable	$30,300 exercisable
President & C.E.O.			93,334 unexercisable	$60,600 unexercisable
Andrew A. Carniel	60,250	28,688	66,083 exercisable	$22,725 exercisable
V.P. Business Development			61,667 unexercisable	$45,450 unexercisable
Kenneth H. Kirkpatrick	Nil	Nil	155,833 exercisable	$72,725 exercisable
V.P. Operations			61,667 unexercisable	$45,450 unexercisable

Option and SAR Repricings

During the most recently completed financial year, the Company did not reprice downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit plan or actuarial plan.

Employment Contracts

The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers:

John A. Jacobson serves as President and Chief Executive Officer of the Company pursuant to an employment contract dated March 2, 1998, as amended. The contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon payment of 12 months’ base salary. Mr. Jacobson’s current base salary under the contract is $180,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Jacobson is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Andrew Carniel serves as Vice-President, Business Development pursuant to an employment contract dated August 18, 1998, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon notice in writing of two months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Carniel’s current base salary under the contract is $130,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Kenneth Kirkpatrick provides his services as Vice-President, Operations pursuant to an employment contract dated May 3, 2001, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months’ notice or payment of 12 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $130,000. He is also eligible to receive stock options as well as cash bonuses in the discretion of the Board of Directors, based on the Company’s performance. In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 3% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favour of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Composition of the Compensation Committee

For the financial year ended November 30, 2003, the members of the Compensation Committee were Tony Pezzotti, Walter Purio and Brian Walsh, all of whom are unrelated directors.

Report on Executive Compensation

The Company’s compensation program for executive officers consists principally of base salary and bonuses in pre-set amounts payable based on the Company meeting certain performance objectives set by the Board. Consistent with market practice, incentive stock options are also awarded from time to time as an effective means to align the interest of management and shareholders.

Pursuant to the Company’s compensation policy, the compensation program is designed so that the annual compensation for executive officers remains reasonably competitive with the compensation offered to executive officers with comparable employment responsibilities and skills by other North American companies whose business endeavours and size are similar to those of the Company. During the early part of the 2002 fiscal year the Compensation Committee, at the request of the board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for its executive officers and directors in comparison to other companies. The Compensation Committee reported its findings to the Board. Having regard to the review and the recommendations of the independent consulting firm, and the Compensation Committee, the Board implemented a compensation policy for executive officers with cash components consisting of base salary and bonuses in fixed amounts set early in the fiscal year and payable in the discretion of the Board based on the Company meeting or exceeding revenue and profit targets set by the board for the fiscal year. The Board determined that 50% of the bonuses would be payable upon achieving the revenue and profit targets set by the Board, with the balance to be paid in the discretion of the Board for exceptional performance. As of the date this information circular the Board has not yet made a determination as to the amount of bonuses, if any, which will be paid to the Named Executive Officers in respect of the 2003 fiscal year.

The compensation of John A. Jacobson, the President and Chief Executive Officer, consists of the same elements as are included in the compensation of other executive officers as described above and is established by the Board in consultation with the Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance, long-term growth and corporate remuneration practices in Canada and abroad.

The Company’s executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company’s shareholders. Long-term incentives are principally in the form of stock options. When determining whether and how new options are to be granted, the Compensation Committee will consider a number of factors including salary, level of responsibility and the amount and terms of the options. Stock options to executive officers are typically granted early in each fiscal year and are generally subject to vesting over a period of three years.

During fiscal 2002 the Compensation Committee also conducted a review of the Company’s compensation program to employees with a view to decreasing the emphasis on stock options as a component of long-term compensation and increasing the emphasis on other forms of compensation. In January of 2003, the Board of Directors, on the recommendation of the Compensation Committee, implemented a new plan for all employees, including the Named Executive Officers, whereby the Company will pay a maximum of 3% of an employee’s base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The Compensation Committee proposed this plan as a new benefit for employees to encourage saving while providing an incentive package which is competitive with those offered by similar companies. Concurrently with the implementation of this new plan, the Company has informed its employees that, starting in the fiscal year 2004, the Company will be substantially reducing the number of incentive stock options granted under the Company’s incentive stock option plans in order to reduce the dilutive effects on the Company’s shares arising from the exercise of stock options. The Board reduced the allotment of stock options to senior management and directors for the current fiscal year by 10%.

The above report is submitted by the Compensation Committee for the financial year ended November 30, 2003:

“Tony Pezzotti, Walter Purio and Brian Walsh”

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company with the TSX Composite Index of the TSX during the period December 1, 1998 through November 30, 2003.

Compensation of Directors

During the early part of the 2002 fiscal year the Compensation Committee, at the request of the board, engaged the services of an independent consulting firm to assist it in conducting a review of compensation for both its executive officers and directors in comparison to other companies. The Compensation Committee made recommendations to the Board respecting director compensation based on the report of the independent consultant. During the financial year ended November 30, 2003, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The two directors who are resident in the United States were paid in U. S. funds, while the other directors (all Canadian residents) were paid in Canadian funds. During the year the Board held four face-to-face meetings and four telephone conference call meetings. All of the directors attended or participated in all of the meetings with the exception of Captain Walter Purio who was at sea at the time that one face-to-face meeting and one conference call meeting were held and could not be contacted by ship to shore radio due to disruption in communications. The directors as a group were paid an aggregate of approximately CDN$37,800 for attending or participating in these meetings. In addition, the Chairman of the Board was paid an annual retainer of $12,000. Members of the Audit Committee were paid a total of $21,600 for attending or participating in a total of seven Audit Committee meetings. No director received compensation for attending or participating in meetings of the Executive Committee or the Compensation Committee.

Directors’ and Officers’ Liability Insurance

During the 2002/03 fiscal year the Company carried directors’ and officers’ liability insurance providing coverage of up to $5,000,000, subject to a deductible of $25,000, with respect to its directors and officers as a group. The total annual premium in respect of such insurance was approximately $44,000. During the current fiscal year, the Company carries liability insurance providing coverage of up to $5,000,000 subject to a deductible of $25,000 with respect to its directors and officers as a group. The total annual premium in respect of such insurance is approximately $75,000. In addition, the Company carries an excess directors’ and officers’ liability policy providing coverage of an additional $5,000,000 with no deductible at an annual premium of $60,000. The premiums respecting these policies were and are paid by the Company and charged to income.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires a listed company to annually disclose its approach to corporate governance with specific reference to a series of guidelines for effective corporate governance (the “TSX Guidelines”). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

The Company’s Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company. One key element of sound corporate governance emphasized by the Company is having a Board of Directors which is relatively independent of management. To that end, five of the Company’s six directors are outside directors, while only one member of management (being John Jacobson, the President and CEO), serves on the Board. The Company’s approach to corporate governance is described below.

1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Company and adopt a formal mandate setting out the Board’s stewardship responsibilities	•	The Board of Directors has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

		•	The Board establishes the overall policies for the Company and monitors and evaluates the Company’s strategic direction and retains plenary power for those functions not specifically delegated by it to management.

		•	The Board has a corporate governance policy setting out, among other things, the Board’s responsibility for stewardship, including such matters as decisions requiring Board approval, measures for receiving shareholder feedback and the Board’s expectation of management. The Board is also developing a code of business ethics which will govern the behaviour of directors, officers and employees.

Specifically the Board of Directors should assume responsibility for:

	(a) adoption of a strategic planning process and the approval and review of a strategic plan on at least an annual basis	•	Long-term goals and strategies for the Company are developed as part of an annual strategic planning process with the Board. The strategic planning process also includes the preparation of a detailed one-year operating plan which takes into account, among other things, the opportunity and risks of the business. Through this process, led by the CEO and senior management of the Company, the Board adopts the operating plan for the coming financial year and monitors senior management’s relative progress through a regular reporting and review process. The Board reviews on a quarterly basis the extent to which the Company has met the current year’s operating plan. The Board has regular discussions on corporate strategies and implementation.

	(b)	the identification of the principal risks and ensuring the implementation of appropriate systems to manage these risks	•	The Board has identified the principal risks of the Company’s business, which it monitors through established systems and procedures.

The Audit Committee reviews and monitors risk-management systems, disaster recovery plans and financial exposure and also undertakes ongoing efforts to identify risks and appropriate safeguards.

	(c)	succession planning, including appointing, training and monitoring senior management and CEO in particular	•	The Board reviews and approves all appointments of senior officers. The Compensation Committee also has responsibility for assessing the requirements and performance, on an overall basis, of the CEO and other senior officers in order to recommend salaries and incentive awards for performance. The CEO has put in place a process whereby senior managers develop objectives, review them with the CEO and are measured against them.

	(d)	communication policies	•	The Board has implemented appropriate procedures and processes to ensure complete, timely and effective communications between the Company, its members, the public and regulatory agencies. All public financial information is reviewed and approved by the Board prior to its release.

	(e)	integrity of internal control and management information systems	•	The Board, through its Audit Committee, meets with the Company’s external auditors to discuss the results of the annual audit that includes, in accordance with generally accepted auditing standards, a review of the Company’s financial systems and related internal controls. The Audit Committee also reviews, annually with management, the Company’s internal control and management information systems as part of financial risk assessment and reviews accounting policies in place.

2.	A majority of the Board of Directors should be “unrelated directors”		•	The TSX Guidelines recommend that the Board of every Company be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is: (i) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising solely from holdings in the Company, (ii) not currently, or has not been within the last three years, an officer, employee of or material service provider to the Company or any of its subsidiaries or affiliates; and (iii) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the Company. The chair or a vice chair of the Board of Directors, if he or she is not a member of management, will not be considered to be a related director. A related director is a director who is not an unrelated director.

		•	On application of this definition, six of the Company’s seven directors are unrelated.

3.	Disclose whether each director is “unrelated”	•	The Board of Directors is composed of Raymond Johnston (Chair), John Jacobson, Tony Pezzotti, Helmut Lobmeier, Walter Purio, Brian Walsh and Peter Roberts.

		•	All of the Directors are unrelated except for John Jacobson, who is the President and Chief Executive Officer of the Company.

		•	Additional disclosure on board members with respect to their business experience and backgrounds can be found under the section entitled “Election of Directors” in this information circular, as well as in the Annual Information Form and Annual Report of the Company.

4.	Appoint a committee responsible for appointment/assessment of directors, composed solely of non-management directors, the majority of whom are unrelated directors	•	Due to the relatively small size of the Board (currently 7 in number), the Board as a whole assumes responsibility to assess and make recommendations regarding board effectiveness and to establish a process for identifying, recruiting, appointing, reappointing and providing ongoing education and development for directors.

5.	Implement a process for assessing the effectiveness of the Board, its committees and individual directors	•	The Board is in the process of developing and implementing a system for reviewing and assessing the effectiveness of its committees, individual directors and the Board itself.

6.	Provide orientation and education programs for new directors, and continuing education for all directors	•	New directors are given extensive briefings by the Chairman of the Board, the CEO and other members of senior management with respect to the business and operations of the Company, and make an on-site visit to the Company’s headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company and a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last Board meeting of each year a proposed schedule for Board meetings for the forthcoming year is presented, and the time commitment required of the Board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.

7.	Examine the size and composition of the Board, and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making	•	The Board of Directors is of the view that its size and composition are currently well suited to the circumstances of the Company and allows for the effective functioning of the Board of Directors.

8.	A Board committee comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities of such positions	•	The Compensation Committee is mandated to review, and recommend to the Board for approval, the remuneration of senior management and directors. The Compensation Committee and the Board consider responsibilities, risks, time commitment and comparative remuneration in determining compensation.

9.	Committees should generally be composed of outside directors, with a majority of unrelated Directors	•	The Board has established three standing committees consisting of the Audit Committee, the Compensation Committee and the Executive Committee.

		•	The members of the Audit Committee are Helmut Lobmeier (Chair), Walter Purio, Tony Pezzotti and Peter Roberts, all of whom are unrelated directors.

		•	The members of the Compensation Committee are Tony Pezzotti (Chair), Walter Purio and Brian Walsh, all of whom are unrelated directors.

		•	The members of the Executive Committee are Raymond Johnston (Chair) and Helmut Lobmeier, who are unrelated directors, and John Jacobson, who is President and CEO.

10.	Assume responsibility for, or appoint a committee responsible for, determining the Company’s approach to corporate governance issues, including the Company’s response to TSX governance guidelines	•	The Board is responsible for the Company’s approach to corporate governance issues, including the Company’s disclosure in response to the TSX Guidelines, periodic review of Board and Committee composition and ensuring that the corporate governance system effectively supports the discharge of its obligations to the shareholders of the Company. The Board has decided not to appoint a committee to handle these responsibilities due to the relatively small size of the Board.

11.	Define limits to management’s responsibilities by developing mandates for the Board and for the CEO	•	The Board has delegated to the CEO and senior management the responsibility for day-to-day management of the business of the Company, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must by law or by the Articles of the Company be approved by the Board, the Board has specified limits to management’s responsibility, and retains responsibility for significant changes in the Company’s affairs such as approval of major capital expenditures, debt and equity financing arrangements, significant acquisitions and dispositions and appointment of senior management.

		•	As part of its annual strategic planning process, the Board’s expectations of senior management over the next financial year, and in the context of the longer-term strategic plan, are specified. The Board also reviews and approves the annual corporate performance objectives for which the CEO is responsible. The CEO, Vice-President, Operations, Vice-President Business Development and Controller generally review the Company’s progress at Board meetings, normally held every quarter. The reports of senior management also cover strategic, operational, financial and marketing issues facing the Company.

12.	Establish structures and procedures to enable the Board to function independently of management	•	The Board is responsible for putting structures and processes in place to ensure the Board can function independently.

		•	The independence of the Board is reinforced through the separation of the positions of Chairman and Chief Executive Officer. The Chair must not be a member of management. The Chair has the responsibility to oversee the discharge by the Board of its responsibilities.

		•	Each of the committees has specific authority to retain external advisors, as appropriate (at the expense of the Company) upon notice to the Chair of the Board.

		•	Members of the Board may request at any time, through the Chairman, that a meeting or a portion thereof be restricted to outside members of the Board for the purpose of discussing matters independently of management. The Board meets annually without the participation of related directors for the purpose of receiving the report of the Compensation Committee concerning recommendations for any adjustment to compensation of senior management. The Board also excludes related directors from participation in a portion of meetings from time to time as the Board deems necessary for the proper consideration of matters involving senior management.

13.	Establish an Audit Committee composed solely of unrelated directors, all of whom should be financially literate and at least one of whom should have accounting or related financial experience	•	The Audit Committee, which is composed entirely of unrelated directors, is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management discussion and analysis, and prospectuses. The Audit Committee held five face-to-face meetings and two telephone conference meetings during the 2002/03 financial year.

		•	The Board has adopted the following definition of “financial literacy”: the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. The Board has adopted the following definition of “accounting or related financial experience”: the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles. In early fiscal 2003 the Board engaged in a search for a new Board member with extensive accounting or related financial expertise to increase the level of expertise of the Board and the Audit Committee in these areas. The Company was successful in recruiting Mr. Peter Roberts, who joined the Board in September of 2003 and accepted an appointment to the Audit Committee at that time. The Board believes that it is in full compliance in all material respects with new audit committee requirements recently imposed by the U.S. Securities Exchange Commission pursuant to the Sarbanes-Oxley Act as well as all audit committee policies imposed by Canadian securities regulators and the TSX.

		•	The Audit Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them without management present.

14.	The Audit Committee Charter should set out explicitly the role and oversight responsibility of the Audit Committee	•	The Audit Committee of the Board of Directors has reviewed the Company’s financial statements and its internal controls and audit process since the Company acquired Offshore Systems Ltd. in 1990. The Board adopted a revised charter for the Audit Committee in April, 2003 which sets out its mandate and operating principles and procedures. A copy of the Audit Committee Charter is available on the Company’s website at www.osil.com

15.	Implement a system to enable an individual director to engage an external advisor, at the Company’s expense in appropriate circumstances, subject to approval of an appropriate committee of the Board	•	Individual directors of the Company may engage outside advisors at any time at the Company’s expense to provide advice with respect to a corporate decision or action, subject to the approval of the Executive Committee.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate of affiliate of any of the foregoing persons had since December 1, 2002, being the date of commencement of the Company’s last completed financial year, any material interest, direct or indirect in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company except as set out in this Information Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management of the Company proposes that Ernst & Young LLP, Chartered Accountants, of Suite 1600 – 700 West Georgia Street, Vancouver, British Columbia, be re-appointed as auditor of the Company to hold office until the next annual general meeting of the members. Management further proposes that the members pass a resolution to authorize the directors to fix the remuneration payable to the auditor.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the directors and senior officers of the Company.

EXTENSION OF SHAREHOLDER RIGHTS PLAN
FOR A FURTHER THREE YEAR TERM

Introduction

Management is proposing that the shareholders of the Company authorize and approve by ordinary resolution the continued existence of the Company’s Shareholders’ Rights Plan Agreement (the “Rights Agreement”) dated April 19, 2001, pursuant to which the Company implemented a Shareholders’ Rights Plan (the “Rights Plan”). The Rights Plan was approved by the shareholders of the Company at the annual general meeting held in May of 2001. Under the terms of the Rights Plan, the Board of Directors of the Company is required to submit, at or prior to the Meeting, a resolution ratifying the continued existence of the Rights Plan to the “Independent Shareholders” (as defined in the Rights Agreement) of the Company for their consideration and, if thought advisable, approval. All of the shareholders of the Company are “Independent Shareholders”. If the continued existence of the Rights Plan is approved, then the Rights Agreement will expire in accordance with its terms upon the termination of the Company’s annual general meeting of shareholders in 2007.

A true copy of the agreement which gives effect to the Rights Plan (the “Rights Agreement”) may be reviewed by shareholders of the Company at the Company’s registered and records office at Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 during normal business hours.

Directors’ Recommendation

The Board of Directors has determined that the Rights Plan continues to be in the best interests of the Company and its shareholders, and therefore recommends that shareholders vote in favour of ratifying an extension of the term of the Rights Plan for an additional three years.

Background and Purpose of the Rights Plan

The Company’s common shares are widely held, with no shareholder or group of shareholders holding a control position. The Board of Directors first proposed the Shareholder Rights Plan to the shareholders of the Company at the Company’s 2001 Annual General Meeting as a means to ensure that, in the event of a take-over bid for control of the Company through an acquisition of the Company’s common shares, shareholders would be positioned to receive full and fair value for their shares. The Board was concerned about the possibility that, under securities laws, the Company’s shareholders could be treated unequally in the event of a bid for control.

The Board also shared a widely held concern that Canadian securities regulations provide too short a response time (currently 35 days) to a corporation that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. The Board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the Board to pursue alternatives which could maximize shareholder value, and make informed recommendations to shareholders.

It was not, and is not, the intention of the Board of Directors to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interest of shareholders. The rights of shareholders under existing laws to seek a change in the management of the Company or to influence or promote action of management in a particular manner are not affected by the Rights Plan.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the Company and gives the Board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited Take-over Bid for the Company. The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any Take-over Bid, all shareholders are treated equally, receive the maximum value for their investment and are given adequate time to properly assess the Take-over Bid on a fully informed basis.

The Rights Plan was not adopted, nor is the extension of the Rights Plan being proposed, in response to, or in anticipation of, any acquisition or take-over offer. Furthermore, in adopting the Rights Plan, the Board does not intend to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the voting shares of the Company. The Rights Plan may, however, increase the price to be paid by a potential Offeror to obtain control of the Company and may discourage certain transactions, including a Take-over Bid for less than all the voting shares of the Company. Accordingly, the Rights Plan may deter some Take-over Bids.

The Rights Plan is not intended to, and ultimately does not, deter full and fair offers for the shares of the Company. The Rights Plan does not impose any additional burden on the Company’s operations or financial capacity. The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

In recent years, unsolicited bids were made for the shares of a number of Canadian public companies. Most of these companies had shareholder rights plans which were used by the target’s Board of Directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In a number of these transactions, a change of control ultimately occurred at a price in excess of the original bid price, demonstrating that the existence of the Rights Plan will not necessarily prevent successful unsolicited Take-over Bids for the common shares.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Agreement.

Issue of Rights

Under the Rights Plan, share purchase rights (the “Rights”) were created on May 28, 2001 in respect of the shares of the Company at the rate of one Right for each share outstanding as at 5:00 p.m. (Pacific Time) on that date (the “Record Date”) and each common share issued after the Record Time but before the earlier of the Separation Time and the Expiration Time (as those terms are defined below). In the case of convertible securities (such as options, warrants, Class “A” Preference shares Series A convertible and Class B Series 1 Preference shares) exercisable into common shares of the Company, the Rights attach to the underlying shares on conversion or exercise. References to shares should be read as references to shares or convertible securities, as applicable.

Separation Time

Until the Separation Time, the Rights will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (as defined below) will bear a legend incorporating the Rights Agreement by reference. Promptly following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to the holders of record of Common Shares as of the Separation Time. After such time, the Rights Certificates alone will represent the Rights, and the Rights will be transferable separately from the Common Shares.

The “Separation Time” is the close of business on the eighth business day (or such later day as may be determined by the Board) after the earlier of:

(a)	the “Stock Acquisition Date”, which is the date of the first public announcement of facts indicating that a person has become an Acquiring Person (as defined below);

(b)	the date of the commencement of, or first public announcement of the intent of any person (other than the Company or a subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or Competing Permitted Bid (each as defined below)) to acquire Beneficial Ownership of shares of the Company to which is attached a right to vote for the election of all directors generally which, together with such person’s voting shares, constitute in the aggregate more than 20% of the voting shares; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid (each as defined below) ceases to be such.

After the Separation Time, and prior to the Expiration Time (as defined below), each Right may be exercised to purchase one Common Share of the Company at the Exercise Price (defined below).

The Rights Plan has an initial term of approximately three years and will expire at the close of the Meeting (the “Expiration Time”) unless the Rights Plan is extended by approval of the shareholders for a further term of approximately three years expiring on April 19, 2007.

Acquiring Person

Subject to certain exceptions set forth in the Rights Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of Beneficial Ownership of 20% or more of the voting shares. A person will not trigger the separation and exercisability of the Rights if he becomes the Beneficial Owner of 20% or more of the shares as a result of: (a) a voting share Reduction which, by reducing the number of shares outstanding, increases the percentage of shares Beneficially Owned by such person to 20% or more; (b) a Pro-Rata Acquisition; or (c) share acquisitions made pursuant to a Permitted Bid or otherwise on terms approved by the Board of Directors, provided that if he becomes the Beneficial Owner of 20% or more of the voting shares by such means and he subsequently becomes the Beneficial Owner of additional shares, other than by such means, then, as of the date of such additional acquisition, he shall become an Acquiring Person. A person who is an Acquiring Person as at the Record Time may acquire additional shares to a maximum of 1% of the voting shares without triggering the dilutive effects of the Rights.

Beneficial Ownership

In general, a person “Beneficially Owns” voting shares held by the person and voting shares actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holding by the person’s “Affiliates” (generally, a person that controls, is controlled by, or under common control with the other person) and “Associates” (generally, a corporation with more than 10% of its shares controlled by the person, a partner of the person, a trust in which the person has a substantial beneficial interest or of which the person is the trustee and the spouse or relatives of the person sharing the person’s residence). Also included are securities which the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities, and other than pledges of securities in the ordinary course of business).

A person is also deemed to “Beneficially Own” any securities that are Beneficially Owned by any other person with which the person is acting jointly or in concert.

Investment advisors (for fully managed accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the Company’s shares will not be considered to be the Beneficial Owners of such shares, and so will be exempt from triggering the dilutive effects of the Rights, provided that they are not, either alone or as part of a group, making a Take-over Bid.

Rights Exercise Privilege

The Rights will separate from the shares and become exercisable 8 business days after a person has acquired 20% or more of, or commences or announces a Take-over Bid for, the Company’s outstanding common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Company’s shares is referred to as a “Flip-in Event”. Prior to the Rights being triggered by a Flip-in Event, the Rights will have no value and will have no dilutive effect on the shares.

When a Flip-in Event occurs each Right (except for the Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Rights Agreement, common shares having an aggregate market price of twice the Exercise Price (as defined below) for an amount equal to the Exercise Price. Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Rights Plan is designed to require any person interested in acquiring more than 20% of the Company’s shares to do so by way of a Permitted Bid or to make an offer which the Board considers to represent the full value of the shares.

Exercise Price and Anti-Dilution Adjustments

The price at which a holder of a Right may purchase the Common Shares issuable upon exercise of such right (the “Exercise Price”) will initially be $30 per Right. The Rights Agreement provides for adjustments to the number of Rights outstanding, the number of shares which may be acquired pursuant to each Right and the Exercise Price (or a combination of the foregoing) in certain circumstances or upon the occurrence of certain events, including consolidations or subdivisions of the shares, the payment of dividends, limitations that may exist from time to time in respect of the Company’s authorized but unissued share capital or the exchange of existing shares for other shares or securities of the Company.

Permitted Bid and Competing Permitted Bid

A Permitted Bid will not trigger the dilutive effects of the Rights Plan. The Permitted Bid requirements include the following:

(i)	the offer must be made for all shares and must be made by way of a Take-over Bid circular to all holders of the Company’s shares;

(ii)	the Offeror must not Beneficially Own more than 10% of the outstanding shares (this restriction does not apply to Offerors who Beneficially Own 10% or more of the outstanding shares as at the Record Time provided that they do not increase their Beneficial Ownership by more than 1% of the outstanding shares after the Record Time);

(iii)	the offer must be outstanding for a minimum of 60 days to permit shareholders of the Company to properly assess the bid and to allow competing bids to emerge. This also gives the Board of Directors of the Company sufficient time to review the offer, seek or formulate alternatives and communicate its recommendation to shareholders of the Company. Should more than 50% of shares held by the shareholders other than the Offeror be tendered to the offer, shareholders of the Company are to be provided with an additional 10 clear business days during which to tender any shares not already tendered to the offer;

(iv)	the offer must provide that shares may only be taken up and paid for if more than 50% of the shares held by shareholders of the Company other than the Offeror have been deposited or tendered and not withdrawn;

(v)	when the offer has been made, no further shares may be acquired by the Offeror except pursuant to the Permitted Bid; and

(vi)	if the consideration offered is not payable entirely in cash, a fairness opinion must be provided to the shareholders of the Company in connection with the offer.

A Permitted Bid, even if not approved by the Board, may be made directly to the shareholders of the Company. Shareholders’ approval at a special meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have at least 60 days to decide whether to deposit their shares.

A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, and satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is not required to remain open for 60 days so long as it is open until the later of 21 days after the date the Competing Permitted Bid was made and 60 days after the earliest date on which a Permitted Bid then in existence was made.

If one or more Permitted Bids or Competing Permitted Bids are made, the Board of Directors may require that in order for any such bid to retain its status as a Permitted Bid or Competing Permitted Bid, it must provide that no voting shares will be taken up or paid for prior to the latest time at which Permitted Bid or Competing Permitted Bid expires (the “Extension Time”), provided that the Extension Time is not later than 90 days after the date on which such Take-over Bid was made.

Redemption and Waiver

The Board of Directors may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of a take-over bid made by take-over bid circular to all holders of record of voting shares. However, if the Board waives the application of the Rights Plan, the Board shall be deemed to have waived the application of the Rights Plan with respect to any other Flip-in Event occurring by reason of such take-over bid made prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

The Board of Directors may, prior to the occurrence of the relevant Flip-in Event, with the prior consent of the holders of voting shares, waive the application of the Rights Plan to a Flip-in Event that may occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of voting shares. In the event that the Board proposes such waiver, the Board shall extend the Separation Time to a date that is no later than 10 business days following the date of the meeting of holders of voting shares called to approve such waiver.

Amendments

Following shareholder ratification of the Rights Agreement, the Company may, from time to time, amend the Rights Agreement without the approval of the holders of shares or Rights, to correct any clerical or typographical error. The Company may also, with the consent of the holders of shares, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of the Rights Agreement. After the Separation Time, the Rights Agreement may be amended only with the consent of the holders of Rights.

Shareholder Approval and Future Ratification

The Rights Plan requires shareholder approval and, accordingly, at the Meeting, shareholders will be asked to approve the Rights Plan as summarized in this information circular and as more particularly described in the full text of the Rights Plan available for review at the Company’s registered and records office. The following is the text of the proposed resolution:

“BE IT RESOLVED THAT:

1.	The continued existence of the Shareholders’ Rights Plan Agreement dated April 19, 2001 made between the Company and Computershare Trust Company of Canada be approved in accordance with section 5.15 thereof; and

2.	Any director or senior officer of the Company be, and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

If the Rights Plan Resolution is not approved, the Rights Plan will terminate at the close of business of the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD OF DIRECTORS

Per:	“John A. Jacobson”

JOHN A. JACOBSON
President and Chief Executive Office

“John T. Sentjens”

JOHN T. SENTJENS
Corporate Controller

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF
OFFSHORE SYSTEMS INTERNATIONAL LTD.
TO BE HELD AT THE SUTTON PLACE HOTEL
845 BURRARD STREET,
VANCOUVER, BRITISH COLUMBIA
ON THURSDAY, APRIL 22, 2004, AT 10:00 A.M.

The undersigned, being a shareholder of Offshore Systems International Ltd. (the “Company”), hereby appoints John Jacobson, President and Chief Executive Officer of the Company, or failing him, Andrew Carniel, the Secretary of the Company, or                                                                                         (please print the name), as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold

1.	To appoint Ernst & Young LLP, Chartered Accountants, as auditor	☐	☐

		For	Against

2.	To authorize the directors to fix the remuneration to be paid to the auditor	☐	☐

3.	To fix the number of directors at six	☐	☐

		For	Withhold

4.	To elect as Director – John A. Jacobson	☐	☐

5.	To elect as Director – Helmut F. Lobmeier	☐	☐

6.	To elect as Director – Tony Pezzotti	☐	☐

7.	To elect as Director – Walter P. Purio	☐	☐

8.	To elect as Director – Raymond W. Johnston	☐	☐

9.	To elect as Director – Peter W. Roberts	☐	☐

		For	Against

10.	To approve the continued existence of the Company’s Shareholders’ Rights Plan in accordance with the terms of the Shareholders’ Rights Plan Agreement	☐	☐

11.	To transact such other business as may properly come before the Meeting	☐	☐

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

THIS PROXY FORM MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

4.	A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder) and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a registered Shareholder has submitted the Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by courier, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 and its fax number is 1-866-249-7775.

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(the “Company”)

SUPPLEMENTAL MAILING LIST
RETURN CARD

In accordance with National Instrument 54-101 / Communication with Beneficial Owners of Securities of a Reporting Issuer, registered and beneficial shareholders may elect annually to have their names added to the Company’s Supplemental Mailing List in order to receive its first, second and third quarterly reports. If you wish to receive such reports, please complete and mail this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Name – Please Print

Address/City/Province/Postal Code

I confirm that I am an owner of securities of the Company.

Signature of Shareholder	Date

Cusip #67627E101
Company Code: OSIQ

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“John A. Jacobson” Title: President & CEO

Date: March 31, 2004